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Exhibit 3.4

                            CERTIFICATE OF AMENDMENT
                                       OF
                            ARTICLES OF INCORPORATION
                                       OF
                         UNIVERSAL DETECTION TECHNOLOGY


Jacques Tizabi certifies that:

          1. He is the President and the Secretary, of UNIVERSAL DETECTION TECHNOLOGY, a California corporation (the "Corporation").

         2. Article IV of the Articles of Incorporation of the Corporation is hereby amended to read as follows:

                                                  "IV

                                                GENERAL

          This Corporation shall be authorized to issue a total of Twenty Billion Twenty Million (20,020,000,000) shares of all classes of stock. Of such total number of shares of stock, Twenty Billion (20,000,000,000) shares are authorized to be Common Stock, each of which shall have no par value ("Common Stock"), and Twenty Million (20,000,000) shares authorized to be Preferred Stock, each of which shares shall have a par value of $0.01 per shares ("Preferred Stock").

                                          REVERSE STOCK SPLIT

          Upon filing this Certificate of Amendment to the Articles of Incorporation of the Corporation (the "Split Effective Date"), each 200 shares of Common Stock, no par value per share, of the Corporation issued and outstanding or held as treasury shares immediately prior to the Split Effective Date (the "Old Common Stock") shall automatically without any action on part of the holder thereof, be reclassified and changed into one (1) share of common stock, no par value per share (the "New Common Stock"), of the Corporation. If any conversion of Old Common Stock hereunder would create a fractional share, such fractional share shall be rounded up to the nearest whole number of shares of Common Stock.


                                            PREFERRED STOCK

          Subject to the limitations prescribed by law, the Board of Directors is authorized to provide for the issuance of shares of Preferred Stock authorized hereby in one or more series, and, by filing a certificate pursuant to the applicable law of the State of California, to establish from time to time the number of shares of each such series and the relative rights, preferences, powers, qualifications, limitations and restrictions thereof. With respect to any series of Preferred Stock that is established by the Board of Directors, the Board is authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of such series subsequent to the issue of shares of that series. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series."

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         3. The foregoing amendment to the Articles of Incorporation has been duly approved by the Board of Directors.

          4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding common shares of the Corporation entitled to vote with respect to this amendment is 465,831,410 and there are no outstanding preferred shares of the Corporation. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

         I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge.

Dated:   July 25, 2008


                                    /s/ Jacques Tizabi
                                    ---------------------------------
                                    Jacques Tizabi, President and Secretary